UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Memorandum and Articles of Association to Increase Authorized Share Capital

On March 5, 2025, the Board of Directors of MKDWELL Tech Inc. (the “Company”) approved an amendment (the “Amendment”) to the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles”) to increase the authorized share capital to an unlimited amount. The Amendment deleted Clause 5.1 of the Memorandum and Articles in its entirety and replaced it with the following:

“5.1 The Company is authorized to issue an unlimited amount of shares with US$0.0001 par value each divided into six classes of shares as follows:

a)	Ordinary shares with US$0.0001 par value (Ordinary Shares);

b)	Class A preferred shares with US$0.0001 par value (Class A Preferred Shares);

c)	Class B preferred shares with US$0.0001 par value (Class B Preferred Shares);

d)	Class C preferred shares with US$0.0001 par value (Class C Preferred Shares);

e)	Class D preferred shares with US$0.0001 par value (Class D Preferred Shares);

f)	Class E preferred shares with US$0.0001 par value (Class E Preferred Shares and together with the Class A Preferred Shares, the Class B Preferred Shares, Class C Preferred Shares and the Class D Preferred Shares being referred to as the Preferred Shares).”

The Amendment became effective upon its registration with the British Virgin Islands Registrar of Corporate Affairs on March 14, 2025. A copy of the Amendment which was filed with British Virgin Islands Registrar of Corporate Affairs on March 14, 2025 is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amendment to Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	March 20, 2025